

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

May 8, 2024

Golnar Khosrowshahi
Chief Executive Officer
Reservoir Media, Inc.
200 Varick Street, Suite 801A
New York, NY 10014

> **Re: Reservoir Media, Inc.**
> **Registration Statement on Form S-3**
> **Filed April 29, 2024**
> **File No. 333-278985**

Dear Golnar Khosrowshahi:

This is to advise you that we have not reviewed and will not review your registration statement.

Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Please contact Kate Beukenkamp at 202-551-3861 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: David S. Huntington